DUPLICATE



Number: C1213467

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Difference Capital Financial Inc., has continued into British Columbia from the Jurisdiction of CANADA, under the Business Corporations Act, with the name MOGO INC. on June 20, 2019 at 02:00 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On June 20, 2019

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada